Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$57,995,488.47	$2,279.22

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,130,120.26 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $2,279.22 is offset against the registration fee due for this offering and of which $1,127,841.04 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134553

PRICING SUPPLEMENT

to Prospectus Supplement dated January 9, 2008

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

403,100 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Yield Enhanced Equity Linked Debt Securities (“YEELDS”) Due March 6, 2009

Performance Linked to Transocean Inc. (RIG) Common Stock

Because these notes are part of a series of Lehman Brothers Holdings Inc.’s debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated January 9, 2008 (the “YEELDS prospectus supplement”) should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

•	Index stock issuer: Transocean, Inc. Transocean Inc. is not involved in this offering and has no obligation with respect to the notes.
•	Index stock: The common stock of the index stock issuer listed on the NYSE under the symbol RIG.
•	Principal amount: $143.8737 per YEELDS, and, in the aggregate, $57,995,488.47.
•

Stated maturity date: March 6, 2009, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, with the same effect as if paid on the scheduled stated maturity date, as described on page S-17 of the MTN prospectus supplement.

•

Valuation date: February 27, 2009, subject to postponement in the event that as described under “Postponement of the valuation date because of a market disruption event”. In the event of any such postponement, the stated maturity date will be postponed by a number of days equal to the number of days the valuation date is postponed.

•	Determination period: Five business days.
•	Special Coupon: 25.20%.
•	Monthly Coupon rate: 2.80% per annum.
•	Special Coupon payment date: March 11, 2008.
•	Monthly Coupon payment dates: Monthly, on the 6th calendar day of each month, beginning on April 6, 2008, and ending on and including the stated maturity date.
•	Special Coupon record date: 5 calendar days prior to the Special Coupon payment date.
•	Coupon record dates: 15 calendar days prior to each Monthly Coupon payment date.
•

Initial value: $143.8737, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings Inc. has paid to hedge Lehman Brothers Holdings Inc.’s obligations under the notes.

•	Equity cap price: $143.8737, which is 100.00% of the initial value.
•

Maturity payment options: On the stated maturity date, Lehman Brothers Holdings Inc. will pay either in cash the cash settlement amount or, if the noteholder has so elected, in shares of the index stock the stock settlement amount, plus in either case, any accrued but unpaid interest payments. If the noteholder elects to settle in shares, the trustee must be notified by the noteholder by written notice no later than the valuation date. If , however, Lehman Brothers Holdings Inc. determines that it is prohibited from delivering such shares, or that it would otherwise be unduly burdensome to deliver such shares, on the stated maturity date, it will pay in cash the amount payable at maturity.

•

Stock settlement amount: For each YEELDS, a number of shares of the index stock having a value, as determined by the calculation agent by reference to the closing price of the index stock on the valuation date, equal to the cash settlement amount. Should the calculations above result in residual fractional shares, such residual fractional shares shall be paid in cash calculated as the residual fractional number of shares multiplied by the closing price on the valuation date.

•

Postponement of the valuation date because of a market disruption event: If a market disruption event occurs on the scheduled valuation date, as set forth in this document, the valuation date will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled valuation date, then (a) that eighth scheduled trading day shall be deemed to be the valuation date and (b) the calculation agent shall determine the closing price of the index stock for that eighth scheduled trading day, based upon its good faith estimate of the closing price on such day.

•	Cash settlement amount: On the stated maturity date, Lehman Brothers Holdings Inc. will pay you, per YEELDS, the lesser of:
(1)	the settlement value; and
(2)	$143.8737
•	Settlement value: The adjusted closing price on the valuation date multiplied by the Multiplier then in effect.
•

Multiplier: The multiplier will initially be 0.751880, subject to adjustment as described in the YEELDS prospectus supplement in “Adjustments to multipliers and to securities included in the calculation of the settlement value.”

•	Adjusted closing price: The adjusted closing price of the index stock on any trading day is the sum of:
(1)	the closing price of the index stock on such trading day; and
(2)	its dividend adjustment amount as of such trading day.
•

Dividend adjustment amount: The dividend adjustment amount as of any scheduled trading day will be calculated as the difference between the actual aggregate dividend and the expected aggregate dividend, in each case as of such scheduled trading day, which difference may be positive or zero.

•	Actual aggregate dividend: With respect to any scheduled trading day, the actual aggregate dividend shall be calculated as follows:
•

if ex-dividend dates occur within the period from but excluding February 27, 2008 to and including such scheduled trading day, the actual aggregate dividend shall be the sum of cash dividends declared per share of the index stock on all such ex-dividend dates;

•	if no ex-dividend dates occur within the period from but excluding February 27, 2008 to and including such scheduled trading day, the actual aggregate dividend shall be zero.
•	Expected aggregate dividend: Means zero.
•	Denominations: $143.8737 and integral multiples thereof.
•	Listing: The YEELDS will not be listed on any exchange.
•	CUSIP: 52522L822
•	ISIN: US52522L8220

Investing in the notes involves risks. Risk Factors begin on page SS-8 of the YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per YEELDS	Total
Public offering price (1)	$143.8737	$57,995,488.47
Underwriting discount (2)	$0.00	$0.00
Proceeds to Lehman Brothers Holdings Inc.	$143.8737	$57,995,488.47

(1)	The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates,

which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)	Lehman Brothers Inc. and/or an affiliate may earn income as a result of payments pursuant to the hedges.

Lehman Brothers Holdings Inc. has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 60,465 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about March 5, 2008.

LEHMAN BROTHERS

February 27, 2008

“YEELDS” is a registered trademark of Lehman Brothers Inc.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement and the YEELDS prospectus supplement relating to our Series I medium-term notes of which the YEELDS are a part. Buyers should rely upon the base prospectus, the MTN prospectus supplement, the YEELDS prospectus supplement, this pricing supplement, any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the YEELDS and supersedes all prior or contemporaneous communications concerning the YEELDS. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede the YEELDS prospectus supplement, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying YEELDS prospectus supplement as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the YEELDS. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	YEELDS prospectus supplement dated January 9, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508003981/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date, assuming the YEELDS are settled in cash at maturity. In each of these examples, it is assumed that actual aggregate dividends of the index stock equal the expected aggregate dividends as of the valuation date.

Example 1. Assuming the adjusted closing price of the index stock is $107.91 and the settlement value is $81.13 after applying the initial multiplier:

As a result, because the settlement value of $81.13 is less than $143.8737, on the stated maturity date, you would receive $81.13 per YEELDS, plus accrued but unpaid coupon payments.

Example 2. Assuming the adjusted closing price of the index stock is $172.65 and the settlement value is $129.81 after applying the initial multiplier:

As a result, because the settlement value of $129.81 is less than $143.8737, on the stated maturity date, you would receive $129.81 per YEELDS, plus accrued but unpaid coupon payments.

Example 3. Assuming the adjusted closing price of the index stock is $208.62 and the settlement value is $156.85 after applying the initial multiplier:

As a result, because $143.8737 is less than the settlement value of $156.85, on the stated maturity date, you would receive $143.8737 per YEELDS, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that Transocean Inc. changes the amount of the cash dividends it pays on the index stock during the term of the YEELDS, the results indicated above would be different.

INDEX STOCK ISSUER AND INDEX STOCK

Transocean, Inc.

Lehman Brothers Holdings Inc. has obtained the following information regarding Transocean Inc. from Transocean Inc.’s reports filed with the SEC.

Transocean, Inc. (RIG) operates as an offshore drilling contractor and a provider of drilling management services worldwide. It contracts drilling rigs, related equipment, and work crews primarily on dayrate basis to drill oil and gas wells with a focus on deepwater and harsh environment drilling services. As of December 6, 2007, the company owned or operated a contract drilling fleet of 39 high-specification floaters, 29 other floaters, 68 Jackups, and 4 other assets utilized in the support of offshore drilling activities. In addition, Transocean had eight high-specification units under construction.

Historical information about the index stock

The index stock is listed on The New York Stock Exchange under the symbol “RIG”.

The following table presents the high and low closing prices for the index stock, as reported on The New York Stock Exchange during each fiscal quarter in 2005, 2006, 2007 and 2008 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2005, 2006, 2007 and 2008 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings Inc. cannot assure you that the price of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End
2005
First Quarter	$54.78	$42.37	$54.78
Second Quarter	$61.45	$46.87	$57.45
Third Quarter	$66.64	$57.63	$65.26
Fourth Quarter	$75.21	$56.83	$74.19

2006
First Quarter	$89.34	$74.73	$85.48
Second Quarter	$94.71	$75.74	$85.50
Third Quarter	$86.54	$69.25	$77.95
Fourth Quarter	$89.10	$71.16	$86.11

2007
First Quarter	$88.09	$77.44	$86.97
Second Quarter	$116.24	$86.06	$112.82
Third Quarter	$123.44	$101.93	$120.34
Fourth Quarter	$149.05	$116.25	$143.15

2008
First Quarter (through February 27, 2008)	$145.95	$121.14	$141.69

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and is settled in cash on the stated maturity date, and (b) it is assumed that actual aggregate dividends of the index stock equals the expected aggregate dividends as of the valuation date:

•	the percentage change from the issue price to the hypothetical adjusted closing price on the valuation date;
•	the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

•	the hypothetical total amount payable per YEELDS on the stated maturity date;

•	the hypothetical total annualized yield on the YEELDS on the stated maturity date; and

•	the hypothetical total annualized yield from direct ownership of the index stock.

Hypothetical adjusted closing price on the valuation date	Hypothetical settlement value on the valuation date	Percentage change from the issue price to the hypothetical adjusted closing price on the valuation date	Total coupon payment paid or payable on or before the stated maturity date per YEELDS	Hypothetical amount payable per YEELDS on the stated maturity date (1)	Hypothetical total annualized yield on the notes on the stated maturity per YEELDS (2)	Hypothetical total annualized yield from direct ownership of index stock
$86.3242	$64.9054	-40%	$40.2958	$64.9054	-36.4%	-39.92%
$115.0990	$86.5406	-20%	$40.2958	$86.5406	-16.0%	-19.95%
$129.4863	$97.3581	-10%	$40.2958	$97.3581	-5.8%	-9.97%
$143.8737	$108.1757	0%	$40.2958	$108.1757	4.3%	0.00%
$158.2611	$118.9933	10%	$40.2958	$118.9933	14.4%	9.97%
$172.6484	$129.8109	20%	$40.2958	$129.8109	24.6%	19.94%
$179.8421	$135.2196	25%	$40.2958	$135.2196	29.6%	24.92%
$201.4232	$151.4460	40%	$40.2958	$143.8737	37.7%	39.87%
$230.1979	$173.0811	60%	$40.2958	$143.8737	37.7%	59.79%
$258.9727	$194.7163	80%	$40.2958	$143.8737	37.7%	79.71%
$287.7474	$216.3514	100%	$40.2958	$143.8737	37.7%	99.6%

(1)	Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2)	The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated maturity date and all coupon payments (including the special coupon payment) through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings Inc. or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

United States Holders. Lehman Brothers Holdings Inc. intends to treat, and by purchasing a YEELDS, for all tax purposes, you agree to treat, a YEELDS as a financial contract, rather than as a debt instrument.

Upon the receipt of cash on the stated maturity date of the YEELDS in connection with a cash settlement at maturity of a YEELDS, you will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received (other than amounts representing accrued but unpaid coupon payments) differs from your tax basis in the YEELDS. Your tax basis in the YEELDS generally will equal the amount you paid to acquire the YEELDS. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, Lehman Brothers Holdings Inc. intends to report any such gain or loss to the Internal Revenue Service in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any such gain or loss will generally be treated as capital gain or loss. The deductibility of capital losses is subject to certain limitations. Coupon payments, if any, received by you, but not includible in your income, should reduce your tax basis in the YEELDS.

In the event that the stock settlement amount is received on the stated maturity date, although the matter is not free from doubt, Lehman Brothers Holdings Inc. intends to take the position that you generally will not recognize gain or loss upon the receipt of shares of common stock of RIG. However, you will be required to recognize gain or loss with respect to any cash received in lieu of fractional shares of common stock of RIG. The amount of that gain or loss will be equal to the difference, if any, between the amount of cash received and the portion of your tax basis in the YEELDS that is allocable to those fractional shares of common stock of RIG. Any such gain or loss will be treated as short-term capital gain or loss. You will have a tax basis in the shares of common stock of RIG equal to your tax basis in your YEELDS (less the portion of such tax basis that is allocable to any fractional shares of common stock of RIG), and your holding period for shares of common stock of RIG will begin on the day immediately following the day you acquire such shares of common stock of RIG.

Upon a sale, exchange or other disposition of a YEELDS prior to the stated maturity date, you will recognize gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in the YEELDS. Any such gain or loss will be treated as capital gain or loss. The deductibility of capital losses is subject to limitations.

Alternative Characterizations. There can be no assurance that the Internal Revenue Service will agree with the foregoing treatment of the YEELDS, and it is possible that the Internal Revenue Service could assert another treatment and a court could agree with such assertion.

Recent Tax Law Developments. On December 7, 2007, the Internal Revenue Service released a Notice indicating that the Internal Revenue Service and the Treasury Department are considering and seeking comments as to whether holders of instruments commonly referred to as prepaid forward contracts and similar instruments should be required to accrue income on a current basis over the term of the instruments, regardless of whether any payments are made prior to their maturity. In addition, the Notice provides that the Internal Revenue Service and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended. In addition, the Notice provided that the government is considering whether arrangements similar to prepaid forward contracts (which could possibly include instruments having terms similar to the YEELDS) should be accorded tax treatment similar to prepaid forward contracts. It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the YEELDS, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the YEELDS. Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the YEELDS for U.S. federal income tax purposes in accordance with the treatment described in the accompanying YEELDS prospectus supplement under the headings “Summary Information – Q&A,” “Risk Factors” and “United States Federal Income Tax Consequences.”

See “United States Federal Income Tax Consequences” in the accompanying YEELDS prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings Inc. has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings Inc. has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 60,465 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings Inc. would be approximately $66,694,811.74 and $66,694,811.74 respectively.

Lehman Brothers Holdings Inc. expects to deliver the YEELDS against payment on or about January 30, 2008, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings Inc. or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings Inc.’s other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

403,100 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Yield Enhanced Equity Linked Debt Securities

Due March 6, 2009

Performance Linked to Transocean Inc. (RIG) Common Stock

PRICING SUPPLEMENT

FEBRUARY 27, 2008

(INCLUDING PROSPECTUS SUPPLEMENT

DATED JANUARY 9, 2008

PROSPECTUS SUPPLEMENT

DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS